Sime Darby

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

04 FEB -9 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPT[redacted]

04012639

6th February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 9

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 20th January 2004;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 20th January 2004;

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 20th January 2004; and

4. Public announcement in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 20th January 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/9

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York
Fax No. (212) 571 3050/ 3051/ 3052

JG/jm/ADR

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20-01-2004 05:03:52 PM
Submitted by S DARBY on 20-01-2004 05:16:11 PM
Reference No CU-040109-CB960

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 21-11-2003	* 400,000	
Acquired	27-11-2003	199,400	
Acquired	02-12-2003	199,000	
Acquired	04-12-2003	100,000	
Acquired	05-12-2003	155,000	
Acquired	10-12-2003	25,000	
Acquired	11-12-2003	20,000	
Acquired	12-12-2003	20,000	
Acquired	15-12-2003	398,700	
Acquired	17-12-2003	250,000	
Acquired	18-12-2003	244,400	
Disposed	22-12-2003	200,000	

* Circumstances by reason of which change has occurred : Purchase and sale of shares by the Board
* Nature of interest : Direct
Direct (units) : 356,551,105
Direct (%) : 15.32
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of securities after change** : **356,551,105**

* Date of notice : **24-12-2003**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 21st and 28th November and 2nd, 4th, 8th, 10th, 12th, 16th, 18th and 22nd December 2003.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20-01-2004 05:03:52 PM
Submitted by S DARBY on 20-01-2004 05:16:14 PM
Reference No CU-040109-CBE87

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **14-11-2003**	* **500,000**	
Disposed	**18-11-2003**	**73,500**	
Disposed	**22-12-2003**	**280,000,000**	
Acquired	**02-01-2004**	**527,700**	
Acquired	**02-01-2004**	**45,000,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **191,436,200**
Direct (%) : **8.22**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of securities after change** : **191,436,200**

* Date of notice : **02-01-2004**

Remarks :

The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 14th and 18th November and 22nd December 2003 and 2nd January 2004.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20-01-2004 05:03:52 PM
Submitted by S DARBY on 20-01-2004 05:16:15 PM
Reference No CU-040109-CC1BE

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad, Tingkat 4, Balai PNB, 201-A, Jalan Tun Razak, 50400 Kuala Lumpur**
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 14-11-2003	* 500,000	
Disposed	18-11-2003	73,500	
Disposed	22-12-2003	280,000,000	
Acquired	02-01-2004	527,700	
Acquired	02-01-2004	45,000,000	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **191,436,200**
Indirect/deemed interest (%) : **8.22**

File No. 82-4968

* **Total no of securities after change** : **191,436,200**

* Date of notice : **02-01-2004**

Remarks :
The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 14th and 18th November and 22nd December 2003 and 2nd January 2004.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20-01-2004 05:03:53 PM
Submitted by S DARBY on 20-01-2004 05:16:21 PM
Reference No CU-040109-CC590

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial Securities Holder

* Name : **Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address : **Tingkat 4, Balai PNB
201-A, Jalan Tun Razak**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22-12-2003**	* **2,130,000**	
Acquired	**22-12-2003**	**280,000,000**	
Disposed	**02-01-2004**	**45,000,000**	

* Circumstances by reason of which change has occurred : **Purchase and sale of shares by the company**
* Nature of interest : **Direct**

Direct (units) : **806,827,332**
Direct (%) : **34.67**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

File No. 82-4968

* **Total no of securities after change** : **806,827,332**

* Date of notice : **02-01-2004**

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 22nd December 2003 and 2nd January 2004.

File No. 82-4968

* **Total no of securities after change** : **356,551,105**
* Date of notice : **24-12-2003**

Remarks :
The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 21st and 28th November and 2nd, 4th, 8th, 10th, 12th, 16th, 18th and 22nd December 2003.

File No. 82-4968

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 20-01-2004 05:03:53 PM
Submitted by S DARBY on 20-01-2004 05:16:21 PM
Reference No CU-040109-CC590

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of substantial Securities Holder

* Name	:	**Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera**
* Address	:	**Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur**
* NRIC/passport no/company no.	:	**434217-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each**
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **22-12-2003**	* **2,130,000**	
Acquired	**22-12-2003**	**280,000,000**	
Disposed	**02-01-2004**	**45,000,000**	

* Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the company**
* Nature of interest	:	**Direct**
Direct (units)	:	**806,827,332**
Direct (%)	:	**34.67**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

File No. 82-4968

- **Total no of securities after change** : **806,827,332**
- Date of notice : **02-01-2004**

Remarks :
The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 22nd December 2003 and 2nd January 2004.